UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 28, 2009

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

1000 Riverside Avenue, 8th Floor
Jacksonville, Florida 32204
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

On August 28, 2009, the Board of Directors of the registrant approved and adopted Amended and Restated Bylaws effective as of August 28, 2009. The amendments effected by the Amended and Restated Bylaws include the following:

Article I. Meetings of Shareholders
Section 7. Quorum and Voting Requirements

This section has been amended to provide that shareholder action on all matters (other than the election of directors) shall be approved if the votes cast favoring the action exceed the votes cast opposing the action. Previously, approval was by majority vote of shares present at the meeting. This change was made to conform to Florida law.

Article II. Directors
Section 2. Qualifications.

This section has been amended to provide that members of the registrant's Board of Directors shall be between 18 and 73 years of age; provided, that any director who is elected prior to becoming 73 years of age may continue to serve as a Director until the next annual meeting of shareholders after that Director reaches the age of 73. Previously, members of the Board of Directors were required to be between 18 and 70 years of age; provided, that any director who was elected prior to becoming 70 years could complete his or her current term.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Bylaws of FPIC Insurance Group, Inc., effective August 28, 2009

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 2, 2009

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Bylaws of FPIC Insurance Group, Inc., effective August 28, 2009

Exhibit 3.1

As Amended
August 28, 2009

AMENDED AND RESTATED

BYLAWS OF

FPIC INSURANCE GROUP, INC.

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. A meeting of the shareholders of the Corporation shall be held annually for the election of directors and for the transaction of other business, at such time and place, within or outside the State of Florida, as the Board of Directors may from time to time determine.

Section 2. Special Meetings. Special meetings of the shareholders shall be held (i) when called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer or (ii) if the holders of not less than 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation's Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

Section 3. Notice. Written notice stating the place, day and hour of the meeting of shareholders (whether annual or special) and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the meeting. The written notice shall be given in any manner permitted by law by or at the direction of the Chief Executive Officer, the Secretary, or the person or persons calling the meeting. If the notice is mailed at least thirty (30) days before the date of the meeting, it may be done by a class of United States mail other than first class. If mailed, such written notice shall be deemed to be delivered when deposited in the United States mail, with postage prepaid, addressed to the shareholder at the address as it appears on the stock transfer books of the Corporation.

Section 4. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided

in Section 3 of this Article I to each shareholder of record on the new record date entitled to vote at that meeting.

Section 5. <u>Fixing Record Dates</u>. The Board of Directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than seventy (70) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the date on which notice of the meeting is mailed shall be the record date for such determination of shareholders.

Section 6. <u>Voting Rights</u>. Except as otherwise provided in the Corporation's Articles of Incorporation, under Section 607.0902 of the Florida Statutes, and under other Florida laws, at all times each and every shareholder having the right and entitled to vote at a meeting of the shareholders shall be entitled, upon each matter coming to a vote at meetings of shareholders, to one vote for each share of voting stock recorded and standing in the name of the shareholder on the books of the Corporation on the record date fixed as provided in Section 5 of this Article I. Cumulative voting shall not be allowed.

Section 7. <u>Quorum and Voting Requirements</u>. Shares of the Corporation holding a majority of the votes entitled to be cast at the meeting, represented in person or by proxy, shall constitute a quorum at any shareholders' meeting. If a quorum is established at the outset of any meeting, (i) directors shall be elected by a plurality of the votes cast by the shares entitled to vote at the meeting and (ii) action on a matter (other than the election of directors) by the shareholders shall be approved if the votes cast favoring the action exceed the votes cast opposing the action. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 8. <u>Proxies</u>. Every shareholder entitled to vote at any meeting of shareholders or to express consent or dissent without a meeting, or any shareholder's duly authorized attorney-in-fact, may authorize another person or persons to act for him or her by proxy. Every proxy must be signed by the shareholder or his or her attorney-in-fact, or made in another manner permitted by Florida law, and shall be revocable at the pleasure of the shareholder or attorney-in-fact executing it, except as otherwise provided by law. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise specifically provided in the proxy.

Section 9. <u>Record of Shareholders Having Voting Rights</u>. The officer or agent of the Corporation having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of shareholders, a complete alphabetical list of the shareholders entitled to vote at such meeting or any adjournment of such meeting, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the principal office of the Corporation for a period of ten (10) days prior to such meeting, or such shorter time as exists between the record date and the meeting, and shall be subject to inspection by any shareholder at any time during usual business hours. Such list also shall be produced and kept open at the time and place of the meeting relating to which such list was produced and shall be subject to the inspection of any shareholder at any time during such meeting.

Section 10. <u>Presiding Officers; Conduct of Meetings</u>. Unless otherwise determined by the Board of Directors, the Chief Executive Officer, or in the absence of the Chief Executive Officer, the Chairman of the Board or such other person appointed by the Board of Directors, shall act as chairman of any meeting of shareholders. The recording officer shall be such person as the chairman of the meeting may appoint. The chairman of the meeting shall have the right and authority to determine and maintain the rules, regulations and procedures for the proper conduct of the meeting, including but not limited to restricting entry to the meeting after it has commenced, maintaining order and the safety of those in attendance, opening and closing the polls for voting, dismissing business not properly submitted, and limiting time allowed for discussion of the business of the meeting.

Section 11. <u>Action of Shareholders Without a Meeting</u>. Any action required to be taken or that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. If any class of shares is entitled to vote on such action as a class, such written consent shall be required of the holders of a majority of the shares of each such class of shares entitled to vote as a class and of the total shares entitled to vote on such action. Within ten (10) days after obtaining shareholder authorization for any action by written consent, notice in writing shall be given to those shareholders who have not signed the written consent or who are not entitled to vote on the action. Such written notice shall fairly summarize the material features of the authorized action and, if the action is a merger, consolidation, or sale or exchange of assets for which dissenter's rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with the procedures provided by law for the exercise of the rights of dissenting shareholders.

Section 12. <u>Advance Notice of Shareholder Nominees and Shareholder Business</u>. Subject to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation, (i) nominations for the election of directors, and (ii) business proposed to be brought before any shareholder meeting may be made by the Board of Directors or a committee appointed by the Board of Directors for that purpose or by any shareholder entitled to vote in the election of directors generally provided that such nomination or business proposed is otherwise proper business before such meeting. However, any such shareholder may nominate one or more persons for election as directors at a meeting or propose business to be brought before a meeting, or both, only if the shareholder has given timely notice in proper written form of the shareholder's intent to make such nomination or nominations or to propose such business. To be timely, the shareholder's notice must be delivered to or mailed and received by the

Secretary at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days in advance of the first anniversary date of mailing of the Corporation's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders. However, if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder to be timely must be so received at a reasonable time before the mailing of the Corporation's proxy statement for the annual meeting. To be in proper form, a shareholder's notice to the Secretary must set forth the following:

(a) the name and address of the shareholder who intends to make the nominations or propose the business and, if applicable, of the person or persons to be nominated;

(b) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons or propose the business specified in the notice;

(c) if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(d) such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or the matter been proposed by the Board of Directors; and

(e) if applicable, the consent of each nominee to serve as director of the Corporation if so elected.

The chairman of the meeting shall refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

ARTICLE II

DIRECTORS

Section 1. <u>General Powers</u>. The Board of Directors shall have the management and control of the business of the Corporation. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors. In addition to the power and authority by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers as are expressly or by implication conferred on the Board of Directors by the Corporation's Articles of Incorporation, these Bylaws or the laws of Florida.

Section 2. <u>Qualifications</u>. All members of the Board of Directors shall be between 18 and 73 years of age; provided, that any director who is elected prior to becoming 73 years of age may continue to serve as a director until the next annual meeting of the shareholders of the Corporation after that director reaches the age of 73. A majority of the Directors must be citizens of the United States. All members of the Board of Directors must be shareholders of the Corporation. No person shall serve as a Director if such person is a director or trustee of a competitive professional liability insurance company, competitive professional liability insurance reciprocal, competitive professional liability insurance trust, any other competitive professional liability entity or the parent company of any such organization or entity.

Section 3. <u>Number</u>. The number of directors of the Corporation (exclusive of directors to be elected by the holders of any one or more series of preferred stock voting separately as a class or classes) that shall constitute the entire Board of Directors shall be 10, unless otherwise determined from time to time by resolution adopted by the affirmative vote of at least 75% of the members of the entire Board of Directors.

Section 4. <u>Chairman and Vice Chairman of the Board</u>. The Board of Directors shall elect tri-annually from its own number a Chairman of the Board. No person shall serve more than two terms of three years each for a total of six years as Chairman of the Board. The Board of Directors shall elect annually from its own number a Vice Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by these Bylaws. The Vice Chairman of the Board shall perform the functions and duties of the Chairman of the Board at any time the Chairman of the Board is unable to perform the functions and duties of the Chairman of the Board except where by law or by resolution the action of the Chairman of the Board is required, and shall perform such other duties as, from time to time, may be prescribed and directed by the Board of Directors or the Chairman of the Board.

Section 5. <u>Compensation.</u> Any director may be paid his or her expenses, if any, for attendance at any meeting of the Board of Directors, and may be paid such compensation for the performance of his or her duties as a director, in each case as the Board of Directors shall determine.

No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation for such service.

Section 6. <u>Quorum and Voting</u>. A majority of the number of directors fixed in accordance with these Bylaws shall constitute a quorum for the transaction of business unless a greater number is required by the Corporation's Articles of Incorporation. Except as otherwise provided in the Corporation's Articles of Incorporation, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. <u>Time of Meeting</u>. Meetings of the Board of Directors shall be held at such times as the Board of Directors may fix and at other times upon the call of the Chairman of the Board or Chief Executive Officer or by not less than one-fifth of the total number of directors then elected and serving. Notice of each special meeting shall be given by or at the direction of the Secretary or the person or persons calling the meeting to each director not less than one day before the meeting, unless such director shall waive notice thereof before, at or after the meeting. The directors may act at a meeting conducted by means of conference telephone or other means of accepted communication provided all persons participating in such meeting can hear each other at the same time.

Section 8. <u>Action Without a Meeting</u>. Any action required to be taken or that may be taken at any meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken and signed by all directors, is filed in the minutes of the proceedings of the Board of Directors. Such consent shall have the same effect as a unanimous vote, and shall be effective the date the last director signs the consent, unless the consent specifies a different effective date.

Section 9. <u>Executive and Other Board Committees</u>. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, (i) shall appoint from among its members (i) an Executive Committee, which shall, subject to the other provisions of this Section 9 have and may exercise all of the authority of the Board of Directors to the full extent allowed by law and (ii) may appoint from among its members one or more other committees, which shall have such duties and responsibilities prescribed from time to time by the Board of Directors by resolution or in a charter. Each committee must have at least two members, who shall serve at the pleasure of the Board of Directors, and who shall be recommended jointly by the Chairman of the Board, the Vice Chairman of the Board, and any committee of the Board of Directors charged with the responsibility for making such recommendation. The chairmen of each such committee shall be appointed by the Chairman of the Board of Directors from those already appointed to the committee. The Chairman of the Board may call a meeting of the Executive Committee whenever (i) the Chairman of the Board determines that a meeting of the full Board of Directors is not practical and (ii) action is required to be taken on matters the Chairman of the Board of Directors determines to be of an urgent nature. The taking of an action by the Executive Committee shall result in and constitute a conclusive presumption that the required determinations by the Chairman of the Board of Directors specified in the immediately preceding sentence have been made with respect to such action. The Board of Directors may specify, in a committee's charter or otherwise, requirements with respect to committee membership, conduct of committee meetings, and such other matters as the Board of Directors may determine. In the absence of such requirements specified by the Board of Directors, the provisions of these Bylaws that govern meetings, notice and waiver of notice, and quorum and voting requirements of the Board of Directors apply to committees and their members as well.

Section 10. <u>Nomination of Chief Executive Officer as Director</u>. The Board of Directors shall always nominate the Chief Executive Officer of the Corporation for election by the Corporation's shareholders to the Corporation's Board of Directors whenever the Chief Executive Officer's term as a director expires or whenever the Chief Executive Officer is not currently a director.

Section 11. <u>Staggered Terms; Vacancies</u>. The directors shall be elected for the terms, and vacancies on the Board of Directors shall be filled in the manner, specified in Section 7.2 of the Corporation's Articles of Incorporation.

ARTICLE III

OFFICERS

Section 1. <u>Election</u>. The Board of Directors shall annually elect a Chief Executive Officer, a Chief Financial Officer, a Secretary and, as the Board of Directors may determine the business of the Corporation requires, a President, one or more Vice Presidents, and such other additional officers as are desirable in its opinion for the conduct of business of the Corporation. An officer may hold more than one office, except that neither the Chief Executive Officer nor the President may serve simultaneously as the Secretary.

Section 2. <u>Removal.</u> Any officer shall be subject to removal at any time by the affirmative vote of a majority of the Board of Directors.

Section 3. <u>Duties of the Chief Executive Officer</u>. The Chief Executive Officer shall preside at all meetings of the shareholders; shall see that all orders and resolutions of the Board of Directors are carried into effect; and, subject to the direction by the Board of Directors, shall exercise general supervision over the affairs, business, property and employees of the Corporation.

Section 4. <u>Duties of the President, Chief Financial Officer and Vice Presidents</u>. The President and the Chief Financial Officer shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer. A Vice President shall have such powers and perform such duties as may be assigned by the Board of Directors or the Chief Executive Officer. In the absence or disability of the Chief Executive Officer, an officer designated by the Board of Directors or by the Chief Executive Officer shall perform the duties and exercise the powers of the Chief Executive Officer.

Section 5. Duties of the Secretary. The Secretary shall keep or cause to be kept the minutes of all meetings of the shareholders and of the Board of Directors, and to the extent required or ordered by the Board of Directors or the Chief Executive Officer, the minutes of meetings of all committees; shall cause notice to be given of meetings of shareholders, of the Board of Directors and of any committee appointed by the Board of Directors; shall have custody of the corporate records, other than financial records; and shall perform such other duties as may be prescribed from time to time by the Board of Directors, the Chief Executive Officer or by these Bylaws.

Section 6. Other Officers. The other officers of the Corporation shall have such duties as may be prescribed from time to time by the Board of Directors, the Chief Executive Officer or these Bylaws.

Section 7. Vacancies. In case any office shall become vacant, the Board of Directors shall have the power to fill such vacancy. In case of the temporary absence or disability of any officer, the Board of Directors may by adoption of a plan of succession or otherwise delegate the powers or duties of any officer to another officer or a director.

Section 8. Exercise of Rights as Shareholder. Unless otherwise ordered by the Board of Directors, the Chief Executive Officer or another officer thereunto duly authorized by the Chief Executive Officer shall have full power and authority on behalf of the Corporation to attend and to vote at any meeting of shareholders of any corporation in which the Corporation may hold stock, and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such stock at any such meeting and shall have power and authority to execute and deliver proxies and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.

Section 9. Execution of Instruments. The Board of Directors may determine or provide the method of determining the manner in which deeds, contracts and other obligations and instruments of the Corporation shall be signed. In the absence of other designation, deeds, contracts and other obligations and instruments of the Corporation shall be executed in the name of the Corporation by the Chief Executive Officer, the President or the Chief Financial Officer or any person authorized by any of them. Persons doing business with the Corporation shall be entitled to rely upon the execution of deeds, contracts and other obligations and instruments of the Corporation by the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President as having been duly authorized.

ARTICLE IV

RESIGNATIONS AND REMOVALS

Section 1. Officers, Agents, Employees and Members of Committees. Any officer, agent or employee of the Corporation may resign at any time by giving written notice to the Board of

Directors or to the Chairman of the Board or to the Secretary of the Corporation. Any member of any committee may resign by giving written notice either as aforesaid or to the committee of which such person is a member or to the chairman thereof. Any such resignation shall take effect at that time specified therein, or if the time is not specified, upon receipt thereof, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Board of Directors may at any time, with or without cause, remove from office or discharge or terminate the employment of any officer, agent, employee or member of any committee.

Section 2. Directors. Any director may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon receipt thereof; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

ARTICLE V

CAPITAL STOCK AND STOCK CERTIFICATES

Section 1. Certificates for Shares; Uncertificated Shares. Shares may but need not be represented by certificates. The rights and obligations of shareholders shall be identical whether or not their shares are represented by certificates. If shares are represented by certificates, each certificate shall be in such form as the Board of Directors may from time to time prescribe, signed (either manually or in facsimile) by the Chief Executive Officer or the President or a Vice President (and may be signed (either manually or in facsimile) by the Secretary or an Assistant Secretary and sealed with the seal of the Corporation or its facsimile), exhibiting the holder's name, certifying the number of shares owned and stating such other matters as may be required by law. The certificates shall be numbered and entered on the books of the Corporation as they are issued. If shares are not represented by certificates, then, within a reasonable time after issue or transfer of shares without certificates, the Corporation shall send the shareholder a written statement in such form as the Board of Directors may from time to time prescribe, certifying as to the number of shares owned by the shareholder and as to such other information as would have been required to be on certificates for such shares.

If and to the extent the Corporation is authorized to issue shares of more than one class or more than one series of any class, every certificate representing shares shall set forth or fairly summarize upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of:

(a) The designations, relative rights, preferences and limitations of the shares of each class or series authorized to be issued;

(b) The variations in rights, preferences and limitations between the shares of

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each such series, if the Corporation is authorized to issue any preferred or special class in series insofar as the same have been fixed and determined; and

(c) The authority of the Board of Directors to fix and determine the variations, relative rights and preferences of future series.

Section 2. Signatures of Past Officers. If the person who signed (either manually or in facsimile) a share certificate no longer holds office when the certificate is issued, the certificate shall nevertheless be valid.

Section 3. Transfer Agents and Registrars. The Board of Directors may, in its discretion, appoint responsible banks or trust companies in such city or cities as the Board of Directors may deem advisable from time to time to act as transfer agents and registrars of the stock of the Corporation.

Section 4. Transfer of Shares. Transfers of shares of the Corporation shall be made upon its books by the holder of the shares in person or by the holder's lawfully constituted representative, upon surrender of the certificate of stock for cancellation if such shares are represented by a certificate of stock or by delivery to the Corporation of such evidence of transfer as may be required by the Corporation if such shares are not represented by certificates. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Florida.

Section 5. Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or the owner's legal representative, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

ARTICLE VI

INDEMNIFICATION

Section 1. Action by Third Party. The Corporation shall indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or is or

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was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct of the person was unlawful.

Section 2. Action by Corporation. The Corporation shall indemnify any person, who was or is a party to any proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fully and reasonably entitled to indemnity for such expenses that such court shall deem proper.

Section 3. Successful Defense of an Action. To the extent that a director, officer, employee or agent of the Corporation or a person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise has been successful on the merits or otherwise in defense of any proceeding referred to in Section 1 or Section 2 of this Article VI, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by the person in connection therewith.

Section 4. Procedure. Any indemnification under Section 1 or Section 2 of this Article VI, unless pursuant to a determination by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VI. Such determination shall be made:

(i)   By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to such proceeding;

(ii)   If such quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

(iii)   By independent legal counsel:

(1) Selected by the Board of Directors as prescribed in paragraph (i) or the committee prescribed in paragraph (ii); or

(2) If a quorum of the directors cannot be obtained for paragraph (i) and the committee cannot be designated under paragraph (ii), selected by majority vote of the full Board of Directors (in which selection directors who are parties may participate); or

(iv)   By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

Section 5. Reasonableness of Expenses. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by Section 4(iii)(1) or (2) shall evaluate the reasonableness of expenses and may authorize indemnification.

Section 6. Expenses Paid in Advance. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if such director or officer ultimately is found not to be entitled to indemnification by the Corporation pursuant to this Article. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions as the Board of Directors deems appropriate.

Section 7. Willful Misconduct, Etc. The indemnification and advancement of expenses provided pursuant to this Article are not exclusive, and the Corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, under any provisions of the Corporation's Articles of Incorporation, or any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses pursuant to this Section 7 shall not be made to or on behalf of any director,

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officer, employee or agent if a judgment or other final adjudication establishes that the cause of action so adjudicated constitutes:

(i)   A violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe the conduct was lawful or had no reasonable cause to believe the conduct was unlawful;

(ii)   A transaction from which the director, officer, employee or agent derived an improper personal benefit;

(iii)   In the case of a director, a circumstance under which the liability provisions of Section 607.0834, Florida Statutes, are applicable; or

(iv)   Willful misconduct or conscious disregard for the best interests of the Corporation in a proceeding by or in the right of the Corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

Section 8. <u>Persons No Longer in the Corporation's Services</u>. Indemnification and advancement of expenses as provided in this Article shall continue, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person, unless otherwise provided when authorized or ratified.

Section 9. <u>Court Ordered Indemnification</u>. Unless the Corporation's Articles of Incorporation provide otherwise, notwithstanding the failure of the Corporation to provide indemnification, and despite any contrary determination of the Board of Directors or of the shareholders in the specific case, a director, officer, employee or agent of the Corporation who is or was a party to the proceeding may apply for indemnification or advancement of expenses, or both to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction.

Section 10. <u>Constituent Corporations</u>. For purposes of this Article, the term "Corporation" includes, in addition to the resulting corporation, any constituent corporation, partnership, joint venture, trust or other enterprise, (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, is in the same position under this Article with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 11. Definitions. For purposes of this Article:

(i)   The term "other enterprises" includes employee benefit plans;

(ii)   The term "expenses" includes counsel fees, including those for appeal;

(iii)   The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

(iv)   The term "proceeding" includes any threatened, pending or completed action, suit or other type of proceeding, whether civil, criminal, administrative or investigative and whether formal or informal;

(v)   The term "agent" includes a volunteer;

(vi)   The term "serving at the request of the Corporation" includes any service as a director, officer, employee or agent of the Corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

(vii)   The term "not opposed to the best interest of the Corporation" describes the actions of a person who acts in good faith and in a manner the person reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

Section 12. No Limitation. The indemnification provisions contained in these Bylaws shall be in addition to, and shall in no manner limit, indemnification rights contained in the Corporation's Articles of Incorporation or applicable law or otherwise available to the persons entitled to indemnification.

Section 13. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article.

ARTICLE VII

DIVIDENDS

Subject to applicable restrictions under Florida law, the Board of Directors of the Corporation, from time to time, may declare and the Corporation may pay dividends on its outstanding shares of capital stock, and such dividends may be paid in cash, property or additional shares of the Corporation.

ARTICLE VIII

WAIVER OF NOTICE

Any officer or director may waive any notice required to be given under these Bylaws by executing a written waiver thereof.

ARTICLE IX

AMENDMENT OF BYLAWS

These Bylaws may be changed or amended by the Board of Directors at any regular or special meeting by a majority vote of the number of directors then comprising the Board of Directors, except with respect to Bylaws hereafter adopted by the shareholders containing an express provision that the same may not be altered or amended by the Board of Directors.

ARTICLE X

INCONSISTENT WITH LAWS AND RULES

If any provision of these Bylaws or if these Bylaws taken as a whole, either now or hereafter as modified or amended, are inconsistent with any law, rule or regulation of the State of Florida or of any other governmental authority or statute or law of the United States of America governing the Corporation, such Bylaws or Bylaw provisions shall be deemed suspended for so long as inconsistent with such law, rule or regulation.